Mail Stop 0406

								November 12, 2004

Darryl Cozac
Chief Executive Officer
Sprout Development, Inc.
c/o Paracorp Incorporated
318 No. Carson Street Suite #208
Carson City, Nevada  89701

	Re:    	Sprout Development, Inc.
		Form F-1
		Filed October 14, 2004
		File No. 333-119735

Dear Mr. Cozac:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. You indicate that the Class D preferred holders of Puroil will receive Sprout shares and warrants in the proposed transaction and that their Class D preferred shares will be cancelled. As such, the transaction amounts to an exchange of the Sprout shares and
warrants
for the preferred shares, rather than the distribution you
describe.
Moreover, the offer to the preferred holders of Puroil to purchase Sprout shares and warrants apparently was commenced by means of an unregistered offer before the registration statement was filed.
If
so, the exchange of the Sprout shares and warrants with these preferred holders should be completed in reliance upon the exemption from registration that was relied upon in commencing the offering process. What is the basis for your belief that it is appropriate to register the "distribution" of the shares to the preferred
holders?
Please tell us the facts and circumstances surrounding the offer to
the holders of the Class D preferred shares.  When and how were the
preferred holders contacted regarding the possibility of
exchanging
their preferred stock for the Sprout common shares and warrants?
Was
a written agreement entered into, and if so, why isn`t it filed as
a
material agreement?  If a written or other binding agreement with the
preferred holders was not entered into, on what basis does the prospectus state that upon distribution of the Sprout securities the
Puroil preferred will be cancelled?   Shouldn`t the registered
transaction be the resale of the shares and warrants, not the distribution or exchange of those shares by Puroil with the preferred holders? Provide us with a detailed, legal analysis of why you believe that the registration of the offer and sale of the distributions is consistent with the structural requirements of
Section 5 of the Securities Act.
2. To what extent are any of the Puroil preferred holders also holders of its common stock? Consistent with the preceding comment, assuming that the offer of the Sprout common stock and warrants to Class D preferred holders commenced before the registration statement was filed, it does not appear to be appropriate to register the exchange (or distribution) of the securities with those Puroil common stockholders.  Rather, it is the resale of the Sprout shares by the
Puroil preferred holders that appears to be the transaction that should be registered.
3. Furthermore, it is unclear to us whether any of the Puroil common
stockholders who are not Puroil preferred holders were involved in any offers of the Sprout common and warrants that commenced before the registration statement was filed. Please advise us supplementally in this respect. How were the distribution ratios described in the last paragraph of page 1 determined and what was the involvement, if any of the holders of common stock of Puroil in establishing the distribution ratios or any other aspects of the distribution/exchange? Tell us how the distribution was authorized and provide us with the names and share ownership positions of the persons who authorized the distribution. Tell us whether shareholder action was required to effect the cancellation of the preferred shares upon distribution of the shares and warrants and, if so, whether a shareholder meeting was held for this purpose?
4. You seek to register the exercise of the warrants.   While it
appears necessary and appropriate to register the issuance of the shares underlying the warrants, to the extent the warrants are held by new investors who acquire the warrants in resale transactions effected under the registration statement by the Puroil holders, hasn`t the offer of the shares underlying the warrants to the Puroil shareholders commenced prior to the filing of the registration statement? Provide us with an analysis of when the shares underlying the warrants were first offered to the holders of Puroil preferred and common shares. It appears you commenced the offering of the shares underlying these warrants to the Class D preferred holders during the negotiations to obtain the agreement of those security holders to exchange their Puroil preferred for the Sprout common and warrants.

5. Information presented on the front cover, summary and risk factor sections is subject to the plain English principles outlined in Rule
421(d). Consistent with the preceding comment, the cover page should explain the transaction being registered in simple terms. Consider using a bulleted list to highlight the material terms of the transaction being registered as described in the third paragraph of the cover page. Similarly, the summary section presentation is not clear and concise. Subtitles are inconsistently formatted, there are two subheadings titled "Securities Being Registered" and "Securities being registered in this registration statement," one of which contains embedded paragraphs (a) through (c) that contribute to making the disclosure unnecessarily difficult to follow. Revise the disclosure in these sections to incorporate bullet points, eliminate overuse of legal jargon and enhance readability.

Cover Page
6. The fee table and the cover page indicate that the shares underlying the warrants are being registered. Accordingly, we do not understand the statement that the 2,000,000 shares underlying the warrants "are not being offered under this registration statement."
If you plan to file a post-effective amendment regarding resale of shares underlying warrants or to register exercises of the warrants by transferees, it is appropriate to discuss this in the summary. On the cover page, please clarify the nature of the distribution being registered with respect to the shares underlying the warrants.
Consistent with the preceding comments, we presume that with respect to at least the warrants to be obtained by the holders of the preferred stock of Puroil, you will be registering the resale of the shares underlying the warrants rather than the exercise of the warrants.
7. Please advise how you arrived at the amount of $0.01875 per share based on an aggregate value of $80,000 for the "offered stock".
On
what basis do you refer to a "value" of the "offered stock" on the cover page? Even if you are able to provide adequate support for your views about the value of the stock, it appears virtually impossible for you to describe the assumptions, conditions and limitations underlying your views about value in terms that are consistent with the requirements of Rule 421(d). Additionally, we don`t understand the reference to "qualifying" pursuant to a registration statement and the text that suggests your use of the registration statement bears some relationship to the value you attributed to the shares. Finally, state the initial offering prices with respect to the resales of both the shares and the warrants that will be registered with respect to Puroil preferred holders and such holders of Puroil common as may be appropriate. Please revise.
8. We note your disclosure on page 31 under Share Capital that the warrants "will expire twelve months from the date this prospective [sic] becomes effective." The term of the warrants should be concisely disclosed when you initially reference the warrants on the cover page.
9. Please revise the cover page reference to risk factors so that it is highlighted by prominent type or in another manner and include the page number where the risk factor section begins. See Item 501(b)(5)
of Regulation S-K.
10. You indicate that there is no current public trading market for the Sprout securities. Please expand to indicate that a trading market may not develop for either the shares or the warrants.

Summary
11. Revise the introductory paragraph on page 1 to eliminate the reference to "certain information" in the first sentence and the statement that the document is "qualified in its entirety" by more detailed information contained elsewhere in the prospectus. The summary by its terms is not required to contain and should not contain all of the detailed information provided elsewhere in the prospectus.
12. Revise the summary to concisely describe the status of your business operations. What is the current status of the product you propose to rely upon?  Do you have operating "beta versions"?  If the
product isn`t fully developed yet, what must be accomplished to finalize the product and when is the earliest time that investors can
expect the product to be ready for the market?   In addition to
product development, would any significant steps be required before
the marketing of the product can begin once it is developed?
Though
you touch upon some of these issues in the Business section of the filing, investors should receive a concise overview of the current business operations and your business plans at the outset of the filing.
13. Parts of your question and answer section are redundant and repeat information provided earlier in the summary. For instance, you describe what shareholders will receive in the distribution twice in the Q&A section and in considerable detail on page 1. The subtitle "Our Company" provides only the date of incorporation and contact information while its business is described at the top of page 3 as well as under the separate heading, "What is Sprout Development, Inc"? Revise the summary so that discrete topics are treated only once and the summary reads as an integrated whole.
14. We note that you have disclosed the percentage interest of Sprout`s management after the distribution in the last paragraph on page 1 assuming all warrants are exercised. It appears more appropriate to emphasize the percentage ownership of Sprout management assuming that none of the warrants are exercised, unless there is a substantial likelihood all of the warrants will be
exercised immediately following the distribution.   You can
supplement that information about ownership prior to warrant exercises by describing the effect warrant exercises would have on management`s holdings. Please advise or revise.

Risk Factors
15. Your risk factors require significant revisions. Many of your subheadings merely refer to a topic, such as "Possible conflict in Management" (page 7), "Penny Stock Rule" (page 8), "Potential future sales pursuant to Rule 144" (page 9), and "Possible Redemption of Warrants" (page 10). Moreover, some of your subheadings simply state a fact about your company, e.g., "Protection of the company`s intellectual property is limited," (page 7). Revise these subheadings to succinctly state the risks that result from the facts or uncertainties you cite in the body of each risk factor. Please see Updated Staff Legal Bulletin No. 7 for guidance on drafting appropriate risk factor headings and text.

Risks Related to Business Issues

Risk Factor No. 3
16. The subheading relates to market growth and profitability, yet the discussion also relates to potential competitors and Sprout`s ability to compete with others. Each material risk should be discussed in a separate risk factor. To the extent these are separate and distinct topics, revise the disclosure to address each topic separately.

Risk Factor No. 6
17. What is the risk posed by the "natural resistance from potential users"? Are you suggesting that market penetration may be difficult or that there may not be a market for your product because intended users are disinclined to use your product? Please the revise the subheading to state more specifically the risk posed by this resistance to change.

Risk Factor No. 7
18. The risk factors should not be so generic that they could apply to any business in any industry. For example, this risk factor states that "Terrorist attacks and other acts of violence or war may adversely affect the software and financial markets and our business and operations." As written, this risk factor is overly broad and could apply to nearly any business. The statement that you operate in a sector of the economy that may be impacted is not sufficiently specific. Revise this and any other generic risk factors so that they apply specifically to your company.

Risks Factors Related to Financial Issues

	Risk Factor No. 2, page 8
19. Revise this risk factor to discuss the consequences of having no market for your stock, namely that shares are illiquid and that the shares will be difficult for shareholders to sell. References to the
OTCBB do not appear to be appropriate here inasmuch as being listed on the OTCBB mitigates the risk of having no market for your securities.

Risk Factor No. 7, page 9
20. Revise this risk factor to state how the fact that the warrants may never be exercised poses a risk to investors. As presently drafted, the risk factor seems to suggest that the risk is that the company may not receive additional proceeds and not, as stated later in the risk factor, that the warrants held by investors may become worthless.


Use of Proceeds, page 11
21. You state on page 12 that you estimate the cost of registering the shares of common stock in this offering, to be $15,000. Your fees and expenses itemized on page 30 total $30,000 and do not appear to include the financial consultant`s fees. Please revise to provide consistent disclosure throughout the prospectus.
22. Also, Note 3 in the financial statements references a $7,000 fee payable to a financial consultant for "services necessary to file Form F-1" as well as additional compensation of $3,000 and 25,000 shares of common stock to be issued to the financial consultant upon successful placement with a market maker. Note 3 further states that these costs will be deferred until the stock offering is completed and will be charged against the proceeds of the stock offering. These contingent payments would appear to be material information that should be disclosed in the prospectus. What services did the consultant agree to provide and what relationship do those services have to your plan of distribution? In addition, to the extent that there are no proceeds generated from this offering if no warrants are exercised, how does the company intend to discharge its debt to the financial consultant? With your response, please provide a copy of the agreement with the consultant, and tell us why you concluded that the agreement need not be filed as an exhibit to the registration statement.

Business

23. We suggest that you remove references to third-party websites from your prospectus. While it is appropriate to reference third-party research on which management bases its beliefs, it is not appropriate to attempt to incorporate into the prospectus, information contained in the referenced websites.

24. Please supplementally provide us with marked copies of excerpts from the research reports you cite, including the Hofstra
University
study, National Center for Health Statistics report, books and other sources cited.

25. The relevance of the examples relating to the manufacturing industry and New York City Board of Education system is not apparent.
Please clarify how these detailed examples enhance the disclosure regarding your product or consider revising to reduce the level of detail and clarify the nexus between the examples you provide and your product.

26. We note your reference to "typical" revenue sharing with channel distribution partners. How did you determine that 25% of gross sales would be shared with channel distribution partners?

Properties
27. The disclosure is confusing. Are you currently paying rent for your office space or will you begin to pay rent one month after effectiveness of this registration statement? To the extent that you are not currently paying rent, please revise to clarify this.
28. Revise the disclosure to state specifically the number of "hours used by Sprout Development" and explain how the number of hours you use the space and what you will pay relates to the fair market value.
Do you share the same space with any other group or is the space reserved solely for use by Sprout Development?

Operating and Financial Review and Prospects Management`s
Discussion
and Analysis of Plan of Operation, page 17
29. Please tell us what comprises the monthly general operating costs
of $3,000 referenced on page 17. It does not appear that the anticipated expenses listed under the milestone activities for the company total this amount. Please clarify.
30. Under romanette (v) you identify website development as a milestone activity with a projected cost of $5,000. That same paragraph appears to continue under romanette (vi) referencing a study whose estimated cost is $1,000. Is this a different study from the market study referenced in romanette (iii)?  Please clarify how
this study differs from the market study or otherwise revise.
31. Please disclose whether you are on schedule to accomplish these
milestones according to the timetable provided. If not, consider whether you should revise the schedule given that it contemplates completing all milestones by December 2004.
32. Update the status of the projected future activities of the company. In this regard, what is the status of the development of the website that was planned for the Fall of 2004? Have you incurred any costs associated with this website?  Clarify how you will account
for the costs associated with the development of the website.
Refer
to EITF 00-2.
33. In your discussion of professional and legal expenses on page
18
you disclose that you incurred $542 in fees that were capitalized as
prepaid expenses.  Your balance sheet does not reflect such a prepaid
asset and it appears you have expensed these costs in your income statement. You further disclose that these costs will be charged against Capital in Excess of Par when proceeds of the stock offering are received but then later suggest they relate to start-up
expenses.
Supplementally tell us the nature of these professional and legal expenses and clarify how you have accounted for these costs.
Refer
to the literature that supports your accounting.
34. Clarify whether these costs are part of the approximately
$30,000
in offering costs associated with your registration statement (see page 46). Revise to disclose your accounting policy for these offering costs within your accounting policies in your audited financial statements.

Major Shareholders and Related Party Transactions, page 22

35. On page 22, you indicate that on July 30, 2004, you issued
13.9
million shares of Sprout Development Common Stock to Darryl Cozac and
10,000 shares to Jim Balsara for no consideration. On page 36, you indicate that you issued Cozac 13.9 million shares for consideration of an exclusive license to a divorced-parent, child-time-management software "concept". Page F-5 suggests all shares were issued for cash. Clarify the reasons you issued these shares to Cozac and Balsara and the nature of the consideration you received, if any. Also, clarify the dates you issued these shares since they differ from the dates you provide in Note 5 of your audited financial statements.
36. We note your disclosure on page 22 that the distribution of the offered shares to Puroil shareholders will constitute a change in control of Sprout. Given the dominant share ownership held by Mr. Cozac, and absent any additional information that supports this statement, it is unclear to us why you would consider a change in the ownership of the 22 percent held by Puroil to constitute a "change in control" of the company. Please advise or revise.
Selling Shareholders, page 26
37. As noted above, it appears that the appropriate transaction to be registered is the resale of the shares, warrants, and underlying shares with respect to the preferred holders and any common holders who have participated in any related offering process that commenced before the registration statement was filed. Please clarify the intended purpose and effect of the selling shareholder table as it relates to the distribution of the shares to Puroil shareholders.

Material Contracts, page 36

38. We note your reference to a license agreement with the
president
of Sprout, Mr. Cozac. The material terms of the related party agreement should be described in the prospectus. The disclosure should address the term of the license and the nature of the intellectual property that was licensed. Because the license grants
Sprout the use of a "software concept," it is unclear, for
example,
what limitations there would be on other companies to develop products that embody the same "software concept". What does
"exclusivity" mean in this context?   Please revise to address
these
concerns.

Exhibits
38. The exhibit table requires significant revision. The filed exhibits do not correspond to the exhibit numbers used in the exhibit table. For instance, Exhibits 4.1 and 4.2 are identified as Instrument Defining the Right of Holders - Share Certificate and Instrument Defining the Right of Holders - Warrant Certificate, respectively, yet they do not appear to have been filed. The filed exhibits labeled 4.1 and 4.2 are titled Warrant Agency Agreement and
License Agreement. Moreover, it appears that most of the exhibits have been filed with erroneous file numbers. Please review and revise the exhibit table and file all of the exhibits as required under Item 601 of Regulation S-K.

Legality Opinion
39. Remove from the opinion any implication that investors may not rely on the opinion, including the word "solely" from the statement that reads in part, "these opinions are being provided solely for the benefit of the addressee."
40. Moreover, we note that the opinion is given as of the date of October 12, 2004. Please be advised that you will need to update the legality opinion so it speaks as of a date immediately prior to the desired effective date.
41. Insofar as the registration statement in its present form seeks to register the distribution of shares and warrants, a tax matters opinion that addresses the material federal tax consequences of the distribution of the shares and the warrants is warranted. To the extent that the registration statement is revised to register the resales as discussed above, a tax opinion need not be filed.

Signatures
42. We note that the initial paragraph does not provide the date on which the registration statement was authorized to be signed.
43. Please indicate who is signing in the capacity of the authorized representatives in the United States. See Instruction 1 to
Signatures to Form F-1.

Financial Statements

Independent Auditor`s Report, page F-2
44. We note that your principal offices are in Calgary, Alberta.
In
view of this, explain to us your basis for engaging an audit firm from Houston, Texas.

Statements of Stockholders` Equity, page F-5
45. You indicate all of the 18 million shares were issued for cash.
However, elsewhere you indicate that you issued shares for the License Agreement for an exclusive license to a divorced-parent, child-time-management software concept. Please revise to clarify.

Note 1 - Organization and Summary of Significant Accounting
Policies

	Fair value of Financial Instruments and Derivative Financial
Instruments
46. SFAS 119 has been superseded. Revise to clarify the accounting literature you follow for your financial instruments and derivative financial instruments.


Note 5 - Issuance of shares and warrants
47. We note that on July 19, 2004 you issued 13,990,000 shares to Darryl Cozac, President, and 10,000 shares to Jim Balsara, Secretary.
Supplementally, tell us how you determined the per share price of $0.000000715. Compare and contrast this value to the price you sold shares to Puroil in an arms-length transaction with unrelated parties.
48. In various places in your document you disclose that the 13,990,000 shares issued to Mr. Cozac were issued as compensation for establishing the Company and contributing the divorced-parent, child-time management software concept. We note that you have also filed as Exhibit 4.2 the agreement that grants the use of the software "concept" to the Company in exchange for the shares. In Note 5 you disclose that you have accounted for this issuance as a subscription.
Tell us why you consider this the appropriate accounting treatment.
As the shares were issued to Mr. Cozac as compensation and for payment for the use of the "concept" tell us why you did not record compensation expense and/or research and development when these shares were issued.
49. Revise and tell us why you issued the shares to Mr. Balsara. Were these shares issued as compensation for services rendered?

*              *              *              *

      As appropriate, please amend your filing in response to
these
comments.  You must submit an electronic version of the filing with
the amendment that is marked in accordance with Item 310 of Regulation S-T. You may wish to provide us with marked copies of the
amendment in paper format to expedite our review.   Please furnish
a
cover letter with your amendment that keys your responses to our comments. Detailed cover letters greatly facilitate our review. That response letter should be filed electronically. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts related to your disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of your registration statement on Form F-1 as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You should contact Christine Davis at (202) 942-2894, if you have questions or comments on the financial statements and related matters. If you require further assistance with respect to financial statement and accounting matters, you may contact Lisa Mitrovich, Assistant Chief Accountant, at (202) 942-1836. With respect to all other matters, please contact Maryse Mills-Apenteng at (202) 942-
1861
with any questions. If you need further assistance, you may contact
Mark P. Shuman, Special Counsel at (202) 942-1818, or me at (202)
942-1800.

	Sincerely,


	Barbara Jacobs
	Assistant Director










cc:	Via Facsimile: (403) 272-2620
	W. Scott Lawler, Esq.